Exhibit 99.1

Oatly Reports First Quarter 2024 Financial Results

MALMÖ, Sweden, April 30, 2024 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the first quarter ended March 31, 2024.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am pleased to report a solid start to the year. In the first quarter, our brand remained strong, our volumes moved in the right direction, our costs structurally came down while also benefiting from timing, and our business became stronger. We are clearly making progress on the three strategic pillars we are focusing on in 2024: bring the Oatly magic to more people, continue our work on the calibration of resources, and focus on execution. Overall, we are off to an encouraging start to the year.”

Flatin added, “While we are pleased with this progress to date, we recognize we are only one quarter into our year, and we know we need to continue driving results and gaining traction on our strategic actions as we drive toward structural, consistent profitable growth. Accordingly, our full year guidance remains unchanged.”

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2024.

	Three months ended March 31,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	110,407	100,496	110,407	2,186	108,221	9.9%	7.7%	4.1%	3.6%
North America	66,967	64,041	66,967	—	66,967	4.6%	4.6%	11.4%	-6.8%
Greater China	21,781	31,108	21,781	(1,002)	22,783	-30.0%	-26.8%	-15.8%	-11.0%
Total revenue	199,155	195,645	199,155	1,184	197,971	1.8%	1.2%	3.1%	-1.9%

Highlights

•
First quarter revenue of $199.2 million, a 1.8% increase compared to the prior year period, and constant currency revenue increased 1.2% compared to the prior year period, driven by solid growth in both the Europe & International and North America segments.
•
Gross margin in the first quarter was 27.1%, which is a 9.7 percentage points increase compared to the prior year period.
•
First quarter net loss attributable to shareholders of the parent was $45.8 million, which is an improvement of $29.8 million compared to net loss of $75.6 million in the prior year period.
•
First quarter Adjusted EBITDA loss was $13.2 million, which is an improvement of $36.7 million compared to the prior year period.
•
The Company is reiterating its full year 2024 outlook, which includes constant currency revenue growth in the range of 5% to 10%, adjusted EBITDA loss in the range of $(35) million to $(60) million, and capital expenditures below $75 million.

First Quarter 2024 Results

Revenue increased $3.5 million, or 1.8% to $199.2 million for the first quarter ended March 31, 2024, compared to $195.6 million for the prior year period. Excluding a foreign currency exchange tailwind of $1.2 million, revenue for the first quarter was $198.0 million, or an increase of 1.2% compared to the prior year period. The growth in constant currency revenue was primarily driven by the Europe & International and North America segments, partially offset by expected declines in the Greater China segment due to the strategic reset implemented in the third quarter 2023. Sold volume for the first quarter of 2024 increased 3.1% to 132 million liters compared to 128 million liters in the first quarter of 2023. Produced finished goods volume for the first quarter of 2024 was 141 million liters compared to 122 million liters for the first quarter of 2023.

The Company experienced revenue growth primarily in the retail channel in the first quarter of 2024 compared to the first quarter of 2023.

Gross profit was $53.9 million for the first quarter of 2024 compared to $34.1 million for the first quarter of 2023. Gross profit margin was 27.1% in the first quarter of 2024, an increase of 970 basis points compared to the prior year period. The improvement compared to the first quarter 2023 was primarily driven by improvements in supply chain efficiency across all segments, with the North America segment driving the largest impact.

Research and development expenses in the first quarter of 2024 decreased $1.1 million to $4.6 million compared to $5.7 million in the prior year period.

Selling, general and administrative expenses in the first quarter of 2024 decreased $20.1 million to $78.7 million compared to $98.9 million in the prior year period. The decrease was primarily due to a $12.7 million reduction in employee-related expenses, and a $5.3 million reduction in external consultant, legal contractor and other professional fees and $1.2 million reduction in corporate insurance expenses.

Other operating income and (expenses), net for the first quarter of 2024 improved to an income of $1.1 million compared to an expense of $1.1 million in the prior year period, comprised primarily of $0.9 million in reversal of previously recognized non-cash impairment charges related to the Company’s discontinued construction of its production facility in Dallas-Fort Worth, Texas, and a net foreign exchange gain.

Finance income and (expenses), net for the first quarter of 2024 was an expense of $17.4 million comprised primarily of net interest expenses of $12.3 million and other financial expenses of $5.1 million. The prior year period’s expense was $2.0 million. The increase was mainly driven by $12.2 million in increased interest expenses on Convertible Notes and liabilities to credit institutions.

Net loss attributable to shareholders of the parent was $45.8 million for the first quarter of 2024 compared to $75.6 million in the prior year period. The improvement in net loss was primarily a result of higher gross profit across all regions and lower selling, general and administrative expenses mainly in North America, Greater China and Corporate, offset by higher finance expenses.

Adjusted EBITDA loss for the first quarter of 2024 was $13.2 million, compared to a loss of $49.9 million in the prior year period. The improvement in Adjusted EBITDA loss was primarily a result of higher gross profit and lower selling, general and administrative expenses.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Segment information for the three months ended March 31, 2023 presented below has been updated to reflect the above-described changes.

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(2)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and expenses, net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

Three months ended March 31, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	100,496	64,041	31,108	—	—	195,645
Intersegment revenue	10,484	—	—	—	(10,484)	—
Total segment revenue	110,980	64,041	31,108	—	(10,484)	195,645
Adjusted EBITDA	7,197	(10,306)	(17,329)	(29,435)	—	(49,873)
Share-based compensation expense	(1,045)	(1,044)	(1,388)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Costs related to the YYF transaction(3)	—	(221)	—	—	—	(221)
EBITDA	5,144	(11,758)	(18,717)	(34,005)	—	(59,336)
Finance income and expenses, net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before tax	—	—	—	—	—	(73,565)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2024 and 2023 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to severance payments as the Company continues to adjust its organizational structure to the macro environment.
(2)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Company’s production facility in Dallas-Fort Worth, Texas.
(3)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Europe & International

Europe & International revenue increased $9.9 million, or 9.9%, to $110.4 million for the first quarter of 2024, compared to $100.5 million in the prior year period. Excluding a foreign currency exchange tailwind of $2.2 million, Europe & International revenue for the first quarter was $108.2 million, or an increase of 7.7%. The increase in revenue was primarily driven by volume, and also benefited from price increases introduced during the first part of 2023. Approximately 82% of Europe & International revenue was from the retail channel for the first quarter of 2024 compared to 83% in the prior year quarter. The sold finished goods volume for the three months ended March 31, 2024 and 2023 amounted to 77 and 74 million liters, respectively.

Europe & International Adjusted EBITDA increased $7.3 million to $14.5 million for the first quarter of 2024 compared to $7.2 million in the prior year period. The improvement in Adjusted EBITDA was driven by higher gross profit, partially offset by investments in selling, general and administrative expenses.

North America

North America revenue increased $2.9 million, or 4.6%, to $67.0 million for the first quarter of 2024, compared to $64.0 million in the prior year period. The sold finished goods volume for the three months ended March 31, 2024 and 2023 amounted to 39 million and 35 million liters, respectively. The 11.4% volume increase was due to higher volumes primarily in the retail and foodservice channels as the Company continued to expand distribution and launch new products. Approximately 54% of North America revenue was from the retail channel in the first quarter of 2024 compared to 52% in the prior year period.

North America Adjusted EBITDA improved $9.9 million to a loss of $0.4 million compared to a loss of $10.3 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit and lower selling, general and administrative expenses resulting from the cost saving initiatives implemented during the first and second quarter 2023.

Greater China

Greater China revenue decreased $9.3 million, or 30.0%, to $21.8 million for the first quarter of 2024, compared to $31.1 million in the prior year period. Excluding a foreign currency exchange headwind of $1.0 million, Greater China revenue for the first quarter was $22.8 million, or a decrease of 26.8%. The Greater China segment decline was primarily driven by the prior decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products and customers across the retail and e-commerce channels. Approximately 70% of Greater China revenue was from the foodservice channel for the first quarter of 2024 compared to 65% in the prior year period. The sold finished goods volume for the three months ended March 31, 2024 and 2023 amounted to 16 million and 19 million liters, respectively.

Greater China Adjusted EBITDA improved $13.9 million to a loss of $3.4 million compared to a loss of $17.3 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to significantly higher gross profit and reduction in selling, general and administrative expenses, as the segment executed on its previously-communicated strategic reset.

Corporate Overhead

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the first quarter of 2024 was $26.6 million, a decrease of $7.4 million compared to the prior year period. Adjusted EBITDA in the first quarter of 2024 was a loss of $23.9 million compared to a loss of $29.4 million in the prior year period.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had cash and cash equivalents of $209.0 million and total outstanding debt of $453.8 million consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $39.1 million for the three months ended March 31, 2024, compared to $71.2 million during the prior year period, which was primarily driven by improved operating result. In the quarter, the cash used in operating activities was impacted by the timing of payments as well as the planned phasing in inventory around upgrades to the Company’s manufacturing facilities.

Capital expenditures were $6.2 million for the three months ended March 31, 2024, compared to $28.1 million in the prior year period and, in addition, proceeds from the sale of property, plant and equipment was $14.0 million for the three months ended March 31, 2024.

Free cash flow was an outflow of $45.3 million for the three months ended March 31, 2024 compared to an outflow of $99.3 million during the prior year period. The improvement in free cash flow was driven both by decreased net cash flows used in operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is reiterating its outlook for 2024. The Company expects:

•
Revenue growth for full year 2024 on a constant currency basis in the range of 5% to 10%,
•
Adjusted EBITDA loss in the range of $(35) to $(60) million, and
•
Capital expenditures for full year 2024 below $75 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2024, profitability improvement, long-term growth strategy, expected capital expenditures, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, including additional expected impairment charges and associated additional cash expenditures, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively navigate our shift to an asset-light business model; failure to successfully achieve any or all of the benefits of the YYF Transaction; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing wars in Ukraine and Israel; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; risks associated with our operations in the People’s Republic of China; the success of our strategic reset in Asia; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2024 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to discontinued construction of production facilities and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future period;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	2024	2023
Revenue	199,155	195,645
Cost of goods sold	(145,257)	(161,557)
Gross profit	53,898	34,088
Research and development expenses	(4,642)	(5,714)
Selling, general and administrative expenses	(78,742)	(98,855)
Other operating income and (expenses), net	1,073	(1,088)
Operating loss	(28,413)	(71,569)
Finance income and (expenses), net	(17,377)	(1,996)
Loss before tax	(45,790)	(73,565)
Income tax expense	(54)	(2,012)
Loss for the period	(45,844)	(75,577)
Attributable to:
Shareholders of the parent	(45,799)	(75,577)
Non-controlling interests	(45)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.08)	(0.13)
Weighted average common shares outstanding:
Basic and diluted	595,060,257	592,319,923

Interim condensed consolidated statement of financial position

(Unaudited)	March 31, 2024	December 31, 2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	121,921	130,326
Property, plant and equipment	345,661	360,286
Right-of-use assets	84,064	88,393
Other non-current receivables	44,934	44,378
Deferred tax assets	9,743	10,203
Total non-current assets	606,323	633,586
Current assets
Inventories	76,845	67,882
Trade receivables	107,833	112,951
Current tax assets	3,079	2,505
Other current receivables	19,130	33,820
Prepaid expenses	15,600	16,928
Cash and cash equivalents	209,025	249,299
Total current assets	431,512	483,385
TOTAL ASSETS	1,037,835	1,116,971
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(252,427)	(233,204)
Accumulated deficit	(1,104,136)	(1,060,952)
Equity attributable to shareholders of the parent	271,587	333,994
Non-controlling interests	1,733	1,787
Total equity	273,320	335,781
Liabilities
Non-current liabilities
Lease liabilities	68,966	72,570
Liabilities to credit institutions	115,317	114,249
Provisions	1,558	10,716
Total non-current liabilities	185,841	197,535
Current liabilities
Lease liabilities	16,051	16,432
Convertible Notes	332,520	323,528
Liabilities to credit institutions	6,000	6,056
Trade payables	46,259	64,368
Current tax liabilities	2,675	2,732
Other current liabilities	14,770	13,873
Accrued expenses	119,218	121,338
Provisions	41,181	35,328
Total current liabilities	578,674	583,655
Total liabilities	764,515	781,190
TOTAL EQUITY AND LIABILITIES	1,037,835	1,116,971

Interim condensed consolidated statement of cash flows

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Operating activities
Net loss	(45,844)	(75,577)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	13,013	12,233
—Write-downs of inventories	752	3,468
—Impairment loss/(gain) on trade receivables	105	(342)
—Share-based payments expense	2,615	8,047
—Movements in provisions	(3,036)	(1,596)
—Finance (income) and expenses, net	17,377	1,996
—Income tax expense	54	2,012
—Impairment reversal related to discontinued construction of production facilities	(884)	—
—Other	50	(478)
Interest received	3,456	346
Interest paid	(6,493)	(3,752)
Income tax paid	(1,021)	(1,031)
Changes in working capital:
—(Increase)/decrease in inventories	(11,422)	3,524
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	6,812	(7,120)
—Decrease in trade payables, other current liabilities, accrued expenses	(14,612)	(12,942)
Net cash flows used in operating activities	(39,078)	(71,212)
Investing activities
Purchase of intangible assets	(482)	(983)
Purchase of property, plant and equipment	(5,712)	(27,139)
Proceeds from sale of property, plant and equipment	14,007	—
Proceeds from sale of assets held for sale	—	43,998
Net cash flows from investing activities	7,813	15,876
Financing activities
Proceeds from liabilities to credit institutions	—	52,736
Repayment of liabilities to credit institutions	(707)	(339)
Payment of loan transaction costs	(4,965)	—
Repayment of lease liabilities	(3,054)	(3,592)
Cash flows (used in)/from financing activities	(8,726)	48,805
Net decrease in cash and cash equivalents	(39,991)	(6,531)
Cash and cash equivalents at the beginning of the period	249,299	82,644
Exchange rate differences in cash and cash equivalents	(283)	2,717
Cash and cash equivalents at the end of the period	209,025	78,830

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Loss for the period	(45,844)	(75,577)
Income tax expense	54	2,012
Finance (income) and expenses, net	17,377	1,996
Depreciation and amortization expense	13,013	12,233
EBITDA	(15,400)	(59,336)
Share-based compensation expense	2,615	8,047
Restructuring costs(1)	421	1,195
Discontinued construction of production facilities(2)	(884)	—
Costs related to the YYF Transaction(3)	—	221
Non-controlling interests	44	—
Adjusted EBITDA	(13,204)	(49,873)

(1)
Relates to severance payments as the Company continues to adjust its organizational structure to the macro environment.
(2)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Company’s production facility in Dallas-Fort Worth, Texas.
(3)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(39,078)	(71,212)
Capital expenditures	(6,194)	(28,122)
Free Cash Flow	(45,272)	(99,334)